Function (X) Inc.
159 East 70th Street
New York, NY  10021

March 4, 2011

VIA EDGAR

Mark P. Shuman
Branch Chief-Legal
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Function (X) Inc. (formerly Gateway Industries, Inc.)
Form 15
Filed January 12, 2004

Form 10-K submitted February 8, 2011
File No. 000-13803

Dear Mr. Shuman:

On behalf of  Function (X) Inc. (“we” or the “Company”), we respond as follows to the Staff’s comment letter dated February 28, 2011 relating to the above-captioned Form 15 and Form 10-K.  Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter.

General

1.
On January 12, 2004 you filed a Form 15-12G terminating the registration of your common stock under Section 12(g) of the Securities Exchange Act or suspending the duty to file reports under Sections 13 or 15(d).  Thereafter you filed no reports until a Form 10-K was submitted on February 8, 2011 for the fiscal year ended December 31, 2010.  On the cover page of that Form 10-K, you checked the box indicating that you are required to file reports pursuant to Section 13 or Section 15 of the Exchange Act.  Please provide us with a detailed explanation regarding why you believe that your reporting obligations are no longer suspended.  Please provide the number of record holders of your common stock on the first day of each of years 2004 through 2011 and the dollar amount of total assets on the last day of each of years 2003 through 2010.  Also, please explain the basis for your apparent belief that you may begin reporting by means of a Form 10-K, rather than entering the reporting system by filing an Exchange Act registration statement.

Function (X) Inc.
March 4, 2011

For the Staff’s information, the Company relied on Rule 12g-4(a)(2) to suspend its duty to file reports under Section 13 or 15(d).  On January 1 of 2004, 2005, 2006, 2007, 2008, 2009, 2010 and 2011, the transfer agent reports that the number of record holders of the Company’s common stock was 297, 315, 334, 332, 327, 325, 323 and 309, respectively.  On December 31 of 2003, 2004, 2005, 2006, 2007, 2008, 2009 and 2010, the audited financial statements show the total assets of the Company were $4,795,131, $1,872,145, $2,277,992, $1,381,269, $86,656, $8,539, $0.00 and $105, respectively.  On February 8, 2011, the Company continued to believe that its reporting obligations were still suspended since the Company had fewer than 500 stockholders of record and assets that were less than $10,000,000 on the last day of the three previous fiscal years.  However, pursuant to an Agreement and Plan of Recapitalization, dated February 7, 2011 (filed with the SEC on Form 8-K on February 10, 2011), the Company agreed to file an annual report for the year ending December 31, 2010.  As a result, on February 8, 2011, the Company filed the Form 10-K and checked the box indicating that the report was filed pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.   By checking the box, the Company was not acknowledging that it was required to file but that the filing was made under either of those sections of the Securities Exchange Act of 1934.   In essence, based on a contractual obligation the Company voluntarily filed the Form 10-K without being required to file such report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Since the filing of the Form 10-K, the Company completed the recapitalization and the private placements.  As a result of the recapitalization and the private placements, the Company’s assets now exceed $10,000,000.  Pursuant to certain private placements, the Company agreed to file a registration statement on Form S-1 to register for resale some of the shares acquired in the private placements.   Although the Company has filed Forms 8-K in order to report on the recapitalization, the private placements and appointment of directors and officers, the Company intends to reenter the reporting system with the filing of the Form S-1 which shall contain Form 10 information and a Form 8-A.

Sincerely,

/s/ Mitchell J. Nelson
Mitchell J. Nelson
Executive Vice President

cc:	Christopher S. Auguste, Esq.